          AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 2003
                                                     REGISTRATION NO. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                             REGISTRATION STATEMENT
                                     UNDER
                                   SCHEDULE B
                                       OF
                           THE SECURITIES ACT OF 1933
                             ---------------------
                                STATE OF ISRAEL
                              (Name of Registrant)
                             ---------------------

           Name and address of authorized agent in the United States:

                                 HARRY LANGMAN
           CONSUL AND CHIEF FISCAL OFFICER FOR THE WESTERN HEMISPHERE
                           MINISTRY OF FINANCE OF THE
                                STATE OF ISRAEL
                               800 SECOND AVENUE
                            NEW YORK, NEW YORK 10017

                                    COPY TO:

                             STEVEN G. TEPPER, ESQ.
                                ARNOLD & PORTER
                                399 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:   As soon
as possible after this Registration Statement becomes effective.
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                                            PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF             AMOUNT TO                 AGGREGATE                 AMOUNT OF
 SECURITIES TO BE REGISTERED        BE REGISTERED           OFFERING PRICE(1)         REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
Bonds........................      $2,000,000,000            $2,000,000,000               $161,800
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee.

     THE BONDS LISTED ABOVE ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RELEASE NOS. 33-6240 AND 33-6424 UNDER THE SECURITIES ACT OF 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. Israel may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED MARCH 24, 2003

PROSPECTUS

                                STATE OF ISRAEL

                                     BONDS

                             ---------------------

     The State of Israel, which may be referred to in this prospectus as "Israel" or "the State," may offer up to U.S.$2,000,000,000 aggregate principal or maturity amount of its bonds.

     Israel may offer the bonds from time to time as separate issues. Israel will provide a prospectus supplement describing the amounts, prices and terms of each issue of bonds it is offering. You should read this prospectus and any prospectus supplement carefully before you invest.

     Israel will sell the bonds through the Development Corporation for Israel
(DCI).

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE APPLICABLE PROSPECTUS SUPPLEMENT. ISRAEL HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. ISRAEL IS NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS OR THAT INFORMATION INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF SUCH INFORMATION.

                       DEVELOPMENT CORPORATION FOR ISRAEL

              575 LEXINGTON AVENUE, NEW YORK, NEW YORK 10022-6195

                The date of this prospectus is March [  ], 2003.

                               TABLE OF CONTENTS

Where You Can Find More Information About the State of        1
  Israel....................................................
Use of Proceeds.............................................  2
Description of the Bonds....................................  2
United States Taxation......................................  6
Plan of Distribution........................................  9
Official Statements.........................................  9
Validity of the Bonds.......................................  10
Debt Record.................................................  10
Jurisdiction; Consent to Service and Enforceability.........  10
Authorized Representative...................................  10

                      WHERE YOU CAN FIND MORE INFORMATION
                           ABOUT THE STATE OF ISRAEL

     Israel is not subject to the informational requirements of the Securities Exchange Act of 1934. Israel files annual reports with the Securities and Exchange Commission (SEC) on a voluntary basis. These reports include certain financial, statistical and other information concerning Israel. Israel may also include exhibits to its annual reports and file amendments to its annual reports. You may read and copy any document Israel files with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room in Washington, D.C. by paying a fee. You may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

     The Securities and Exchange Commission allows Israel to "incorporate by reference" into this prospectus the information Israel files with it, which means that important information can be disclosed to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Israel incorporates by reference its Annual Report on Form 18-K for the fiscal year ended December 31, 2001, and any future annual reports and amendments to annual reports, including in both cases exhibits, filed with the Securities and Exchange Commission until this offering is completed. Each time Israel files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents. You may download a free copy of these filings from the Internet site maintained by the Development Corporation for Israel at www.israelbonds.com, or request a free copy of these filings by writing to or telephoning Israel's Consul and Chief Fiscal Officer for the Western Hemisphere at the following address and number:

                              Ministry of Finance
                                State of Israel
                               800 Second Avenue
                            New York, New York 10017
                           Telephone: (212) 499-5710
                           Facsimile: (212) 499-5715

     The SEC maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC at www.sec.gov. The Registration Statement of which this prospectus forms a part, as well as all exhibits and documents incorporated by reference therein, are available at the SEC Internet site.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable prospectus supplement, Israel will use the net proceeds from the sale of the bonds offered hereby for general purposes of the State.

                            DESCRIPTION OF THE BONDS

     Israel will issue the bonds from time to time as separate issues. Each issue of bonds will be issued pursuant to a fiscal agency agreement between Israel and a fiscal agent, unless Israel acts as the fiscal agent with respect to any issue. If the terms or conditions described in the prospectus supplement for a particular issue of bonds differs from the terms and conditions described in this prospectus, you should rely on the terms and conditions described in the prospectus supplement.

     The following is a summary of certain terms of the bonds. Israel will describe the particular terms of any bonds in the prospectus supplement relating to those bonds.

     Those terms may include:

     - the name of the issue of the bonds;

     - the aggregate principal or maturity amount of the bonds;

     - the price of the bonds;

     - the minimum denomination of the bonds;

     - the issue date of the bonds;

     - the stated maturity date on which Israel agrees to repay the bonds;

     - the rate of interest the bonds will bear, if any, and if variable, the method by which the interest rate will be calculated;

     - the dates when any interest payments are scheduled to be made;

     - the date or dates from which interest will accrue;

     - whether and in what circumstances Israel may redeem the bonds before maturity;

     - whether physical certificates will be issued for the bonds or whether the bonds will be book-entry only;

     - the currency in which Israel may pay the bonds and any interest; and

     - any other terms of the bonds.

STATUS OF THE BONDS

     The bonds will be the direct, general and unconditional obligations of Israel. Israel will pledge its full faith and credit for the due and punctual payment of all principal, interest and maturity amounts, as well as for the due and timely performance of all of Israel's obligations with respect to the bonds.

RANKING OF BONDS

     The bonds of each series will rank equally with each other, without any preference among themselves. The payment obligations of Israel under the bonds will at all times rank at least equally with other payment obligations of Israel relating to unsecured, unsubordinated external indebtedness. For purposes of this paragraph, "external indebtedness" means any indebtedness for money borrowed which is payable by its terms or at the option of its holder in any currency other than the currency of Israel, and "indebtedness" means all obligations of Israel in respect of money borrowed and guarantees given by Israel in respect of money borrowed by others.

THE BONDS

     Issuance. The bonds will be issued only in registered form without coupons, and upon original subscription, in such minimum denominations as may be set forth in the applicable prospectus supplement. Subscription for the bonds will be made on approved forms appropriately completed and executed and accompanied by the subscription price. The subscription price may be paid in United States dollars or, if Israel so orders, in the currency of the country from which the subscription originated. A subscription is deemed accepted as of the date when the forms and purchase price are actually received in form acceptable to the fiscal agent and DCI. The bond will state the name of the owner, the subscription number and the issue date. Except for bonds issued in book-entry form, the fiscal agent will then mail the bond to the owner.

     Bond Certificates. The bonds will be issuable to any person or entity. The name of that person or entity or his, her or its nominee will be inscribed on the face of the bonds. The bonds will be numbered and lettered in a manner that is satisfactory to Israel. The bonds will be executed on behalf of the State by its Prime Minister and its Minister of Finance and countersigned by an authorized officer of the fiscal agent, and may contain legends or recitals not inconsistent with the fiscal agency agreement as may be approved by the fiscal agent or as required by any securities exchange on which the bonds may be listed. Pending the preparation of definitive bonds, Israel may execute and issue temporary bonds or a nontransferable receipt in lieu of definitive bonds. The temporary bonds will be in substantially the same form as the definitive bonds, and may be exchanged for an equal amount of definitive bonds when the definitive bonds are prepared and ready for delivery upon the surrender of the temporary bonds at the office of the fiscal agent. A receipt issued in lieu of the bonds will indicate that the bond will be issued to the person named in the receipt in the specified denominations when the bond is available. Any exchange of temporary bonds for definitive bonds will be at no expense to the bond owner, except the payment of any stamp tax or other governmental charges. The bonds may be issued in book-entry form, which means bond certificates will not be issued to evidence the bonds. In the case of bonds issued in book-entry form, the prospectus supplement may provide that certificates will be issued if specifically requested at the time of purchase.

     Payment of Interest. Some bonds are interest-bearing. For interest-bearing bonds, interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. If the date of any payment, whether for interest, principal, maturity or redemption, is a Saturday, Sunday or other day on which the fiscal agent is authorized or required by law to be closed, payment will be made on the next business day, and no interest will accrue for the intervening period. Israel and the fiscal agent will treat the person or entity whose name is inscribed on the face of the bond as the absolute owner of the bond for all purposes, including receiving payment for the bond and interest payments, and neither Israel nor the fiscal agent will be affected by any notice to the contrary. Payments will be paid by check mailed to the bond owner at the address listed in the bond register. In the case of bonds issued in the name of more than one holder, payment may be made in the names of all such holders. A trustee or other legal representative will succeed to all rights of a non-individual bond owner that has dissolved or terminated. An executor, administrator or other legal representative of a bond owner who has died will succeed to all the rights of a deceased bond owner. If any interest is not punctually paid, Israel will notify the fiscal agent of the amount of defaulted interest proposed to be paid on each bond and the date of such payment. The fiscal agent will then notify the bond owners of the proposed payment, and pay bond owners the defaulted interest.

     Exchange and Split-up; Surrender of Bonds. There will be no exchange or split-ups of bonds issued in minimum denominations, unless otherwise ordered by Israel. All other exchanges or split-ups will be subject to reasonable regulations of the fiscal agent and Israel. The fiscal agent will cancel all bonds surrendered for transfer or exchange. The bond owner will pay all expenses, charges or taxes in connection with any exchange or split-up.

     Co-owners of Bonds; Bonds Held by Minors. Israel or the fiscal agent may require the signature of all bondholders in the case of the surrender of bonds issued in the names of more than one holder. Upon the surrender of a bond issued in the name of a minor, or a minor together with another person, Israel or the fiscal agent may act with respect to the minor upon the signature of the minor's legal guardian, or if there is no legal guardian, upon the signature of the parent or head of household of the minor, provided that the parent or head of household executes any other documents required by Israel or the fiscal agent.

     Lost, Stolen or Mutilated Bonds. If a bond is mutilated, lost, stolen or destroyed, then Israel may issue a new bond upon the production of such mutilated bond or upon evidence satisfactory to it and the fiscal agent. If the bond was about to mature, Israel may pay for it without issuing a new bond. The newly issued bond will constitute the original contractual obligation of Israel, regardless of whether any person or entity tries to enforce the old bond. The bond owner will bear all expenses in connection with delivery of a new bond, except with respect to a bond mutilated, destroyed, stolen or lost prior to its delivery to the bond owner, for which Israel and the fiscal agent have received satisfactory evidence.

EARLY REDEMPTION

     Upon not more than sixty (60) days written notice and surrender of the bond, a written instrument of transfer and other necessary legal documents required by the State or the fiscal agent, the fiscal agent will repurchase bonds at the option of the owner(s) prior to maturity only under the following circumstances:

          (a) upon the death of the registered owner of the bond or, if there is more than one registered owner of the bond, upon the death of the last surviving registered owner. However, Israel is not required to purchase upon death if the bond is owned by a transferee or assignee;

          (b) upon the death of any person owning the bond through an IRA, Roth IRA, Keogh Plan, or H.R. 10 Plan. However, Israel is not required to purchase bonds on death as set forth in clause (a) above and this clause
     (b) if, in Israel's opinion, a material number of these persons died as a result of war, epidemic, catastrophe of nature or other disaster;

          (c) upon the termination of an Employee Benefit Plan which owned the bond, unless in the case of an IRA, Roth IRA, Keogh or H.R. 10 Plan, the bond is transferred to another IRA, Roth IRA, Keogh or H.R. 10 Plan in a "rollover" transaction as the term is defined in Section 402 of the Internal Revenue Code within the time limit prescribed for such "rollovers".

     For purposes of this offering, "Employee Benefit Plan" means:

     - any employee benefit plan as defined in Section 3 of the Employee Retirement Income Security Act of 1974, as amended, or any comparable legislation in effect at the time of determination; or

     - any Individual Retirement Account, Roth Individual Retirement Account, Keogh or H.R. 10 Plan, and any Registered Retirement Savings Plan, or any treasury, strike or other fund established or maintained by an employee organization.

     An "Individual Retirement Account" or "IRA" is an individual retirement, tax-deferred plan established by an employee under Section 408 of the Internal Revenue Code or any comparable legislation in effect at the time of determination. A "Roth IRA" is an individual retirement account in which earnings accumulate tax-free and from which qualified distributions are tax-free that meets the definition of "Roth IRA" in Section 408A(b) of the Internal Revenue Code. "A "Keogh Plan" or an "H.R. 10 Plan" is a retirement plan established by a self-employed person that satisfies or is intended by its terms to satisfy the applicable requirements of the Internal Revenue Code. A "Registered Retirement Savings Plan" or "RRSP" is a retirement savings plan registered under the Income Tax Act (Canada), in respect of which the owner of the bond or the owner's spouse is the annuitant.

     If the bonds are surrendered along with an order of Israel or DCI stating that (i) the bond owner is deceased; (ii) the bond owner was not a citizen of the United States; (iii) the bond owner resided outside of the United States at the time of his or her death; and (iv) the bonds were physically located outside the United States at the time of his or her death (along with an affidavit to that effect), and the order instructs the fiscal agent to pay the repurchase price to the executor, administrator, legal representative or the heirs or next of kin of the deceased owner, the fiscal agent will pay the repurchase price as so ordered. The bond owner will not be charged for any expenses other than stamp taxes or other government expenses in regards to any of the above repurchases.

     The bonds are subject to redemption at any time at the option of Israel, in accordance with the terms set forth in the prospectus supplement. The bonds are redeemable as a whole or in part. If the bonds are redeemed in part, selection of the bonds will be at Israel's discretion; however, the bonds will be redeemed in one or more groups, where each group of bonds will consist of all bonds of the same issue bearing the same issue date. If interest-bearing bonds are to be redeemed, then partial redemption can be made only on an interest payment date. No bonds of any issue can be redeemed at the option of Israel unless the bonds of such issue having a prior issue date are or have been called for redemption. A notice of redemption will be mailed to all bond owners by the fiscal agent between thirty (30) and sixty (60) days prior to the redemption date. The notice will set forth:

     - the redemption date;

     - whether all bonds or a group of bonds are to be redeemed;

     - the redemption price;

     - that on the redemption date no owner of bonds called for redemption is entitled to more than the redemption price, and that the redemption price is due and payable on the redemption date; and

     - the place where the bonds are to be redeemed.

     Whether the bonds are repurchased at the option of the bond owner or redeemed at the option of the State, Israel will repurchase interest-bearing bonds for a purchase price equal to the principal amount of the bond together with interim interest accrued and unpaid to the repurchase date. Israel will repurchase non-interest-bearing bonds for a purchase price equal to the price at which the bond is deemed issued pursuant to Section 1273 of the Internal Revenue Code, as adjusted as of the repurchase date pursuant to the provisions of
Section 1272 of the Internal Revenue Code.

     If the redemption price is not paid on the surrender of any bond, then interest-bearing bonds will continue to be payable at the rate prescribed for such bonds, and non-interest-bearing bonds will continue to be payable at their maturity amount on their maturity date. Israel will not be required to issue or register the transfer or exchange of any bond during the period beginning with the fifteenth (15th) business day prior to the date of the mailing of a notice of redemption through the end of the date of the mailing. Israel will also not be required to register the transfer or exchange of any bond selected for redemption in whole or in part, except for the unredeemed portion of the bonds being redeemed in part. No general redemption has ever been made on a prior issue. No sinking fund is required to be established under the terms of the fiscal agency agreement or the bonds.

LIMITED TRANSFERABILITY

     You may not transfer or assign the bonds except that, subject to the terms and conditions of the fiscal agency agreement or the bonds, the bonds shall be transferable to:

     - the State of Israel;

     - the Development Corporation for Israel;

     - any religious, charitable, literary, scientific or educational organization contributions to which are deductible for income or similar tax purposes under the Internal Revenue Code, or under the laws of the country in which the organization is located, provided that transfers to such tax exempt organizations may be made only by donation, without compensation to you;

     - the owner's spouse, children, grandchildren, siblings, parents or grandparents;

     - upon the death of the owner, to the person or persons entitled thereto in accordance with the owner's testamentary disposition and/or the applicable laws of descent and distribution; or

     - any person within or without Israel who shall have been designated by Israel as a permissible transferee of the bonds.

     The bond owner will not be charged for any expenses other than stamp taxes or other government expenses with regard to the transfer of bonds to Israel or DCI, or upon the death of the bond owner. The bond owner will be responsible for all charges, expenses and taxes with regard to any other of the above transfers.

     Israel may provide for the further transferability and assignability of the bonds. To transfer or assign a bond as described above, the bond owner must surrender the bond to the fiscal agent, together with a written instrument of transfer and any other documents required by Israel or the fiscal agent.

                             UNITED STATES TAXATION

IN GENERAL

     The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of a bond is based upon the advice of Arnold & Porter, special United States counsel to the State of Israel. It deals only with bonds held as capital assets by their initial purchasers. This summary does not discuss all of the tax consequences that may be relevant to a particular holder in light of the holder's circumstances or to holders subject to special rules, such as:

     - dealers in securities or currencies,

     - banks, life insurance companies and tax-exempt organizations,

     - persons subject to the alternative minimum tax,

     - persons who hold bonds as part of a hedging transaction or a position in a straddle, conversion or other integrated transaction, and

     - persons whose functional currency is not the United States dollar.

     This summary does not address tax consequences under the laws of any state, locality or foreign jurisdiction, including Israel. Furthermore, this discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions thereunder as of the date of this prospectus. These authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in federal income tax consequences different from those discussed below. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP OR DISPOSITION OF BONDS IN LIGHT OF YOUR PARTICULAR SITUATION AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTIONS.

     Certain of the bonds may be subject to special redemption, repayment or interest rate reset features, as indicated in the applicable pricing supplement. Bonds containing such special features may be subject to special rules that differ from the general rules discussed below. Purchasers of bonds with such special features should examine carefully the applicable prospectus supplement and should consult their own tax advisors with respect to those bonds, since the United States federal income tax consequences with respect to those features will depend, in part, on the particular terms and features of the bonds described in that prospectus supplement.

TAXATION OF UNITED STATES BONDHOLDERS

     United States Bondholders Defined. As used herein, the term "United States Bondholder" means a holder of a bond that is:

     - an individual who, for United States federal income tax purposes, is treated as a citizen or resident of the United States,

     - a corporation, partnership or other entity created in or under the laws of the United States or any state thereof,

     - an estate the income of which is subject to United States federal income taxation regardless of its source, or

     - any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (within the meaning of the Internal Revenue Code of 1986, as amended) have the authority to control all substantial decisions of the trust.

     Interest Payments. Interest on a bond that pays exclusively fixed (or, in certain cases, variable) interest at least annually ("qualified stated interest") generally will be taxable to a United States Bondholder as ordinary interest income at the time that interest accrues or is received (in accordance with the United States Bondholder's method of accounting for United States federal tax purposes). Qualified stated interest on a bond will be treated as foreign source income for United States federal income tax purposes, but with certain exceptions will be treated separately, together with other items of "passive income" or "financial services income," for purposes of computing the foreign tax credit allowable under the United States federal income tax laws.

     Discount on Bonds. A bond that does not pay interest, or pays some interest that is not qualified stated interest (an "OID Bond"), generally will be treated for United States federal income tax purposes as issued with original issue discount ("OID"). A United States Bondholder must include in gross income amounts of OID on an OID Bond as ordinary interest income on an accrual basis under a "constant yield to maturity" method as described below (whether that United States Bondholder is a cash or accrual basis taxpayer). Generally, OID must be included in income in advance of the receipt of cash representing such income.

     The total amount of OID on any OID Bond will equal the excess of the bond's "stated redemption price at maturity" over its "issue price." The stated redemption price at maturity equals the sum of all payments due under the OID Bond, other than any payments of qualified stated interest. The issue price will generally equal the initial public offering price at which a substantial number of bonds are issued in a given offering.

     The amount of OID on an OID Bond that a United States Bondholder must include in income during a taxable year is the sum of the "daily portions" of OID for that bond. The daily portions are determined by allocating to each day in an "accrual period" (generally the period between compounding dates) a pro rata portion of the OID attributable to that accrual period. The amount of OID attributable to an accrual period is the product of the "adjusted issue price" of the bond at the beginning of the accrual period and its yield to maturity. The adjusted issue price of a bond is generally equal to the sum of its issue price and all prior accruals of OID. Cash payments on an OID Bond are allocated first to any stated interest then due, then to previously accrued OID (in the order of accrual) to which cash payments have not yet been allocated, and then to principal.

     A United States Bondholder generally may make an irrevocable election to include in its income its entire return on an OID Bond (including payments of qualified stated interest) under the constant yield method applicable to OID.

     Any OID included in a United States Bondholder's income will constitute foreign source income, and generally will be "passive" or "financial services" income for United States foreign tax credit purposes.

     Disposition of the Bonds. A United States Bondholder generally will recognize gain or loss on the sale or retirement of a bond equal to the difference between the amount realized on the sale or retirement and the tax basis of the bond. A United States Bondholder's tax basis in a bond generally will be the purchase price of the bond (plus any OID previously included in the United States Bondholder's income, and less any early principal payments). Except to the extent attributable to accrued but unpaid interest or OID, gain or loss recognized on the sale or retirement of a bond will be capital gain or loss. That gain or loss will be long-term capital gain or loss if the bond was held for more than one year. Under current law, net capital gains of individuals may be taxed at lower rates than items of ordinary income. Limitations apply to the ability of United States Bondholders to offset capital losses against ordinary income. Any gain or loss recognized by a

United States Bondholder on the sale or retirement of a bond generally will constitute income from, or loss allocable to, sources within the United States for United States federal income tax purposes.

TAXATION OF NON-UNITED STATES BONDHOLDERS

     Under United States federal income tax law as currently in effect, and subject to the discussion of backup withholding below, a bondholder that is not a United States Bondholder (a "Non-United States Bondholder") will not be subject to United States federal income tax, including withholding tax, on payments of interest on the bonds unless:

     - the holder of the bonds is an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Internal Revenue Code, or

     - the holder of the bonds has an office or other fixed place of business in the United States to which the interest is attributable and the interest either: (i) is derived in the active conduct of a banking, financing or similar business within the United States or (ii) is received by a corporation the principal business of which is trading stocks or securities for its own account, and certain other conditions exist.

     Subject to the discussion of backup withholding below, a Non-United States Bondholder will not be subject to United States federal income tax on any gain realized on the sale or retirement of a bond, unless:

     - the gain is effectively connected with the conduct by the holder of a trade or business within the United States, or

     - in the case of a Non-United States Bondholder who is an individual, that holder is present in the United States for a total of 183 days or more during the taxable year in which that gain is realized and either: (i) the gain is attributable to an office or fixed place of business maintained in the United States by that holder or (ii) the holder has a tax home in the United States.

     The bonds will be deemed to be situated outside the United States for purposes of United States federal estate tax and thus will not be includible in the gross estate for purposes of that tax in the case of a nonresident alien individual as to the United States who was not a citizen of the United States at the time of the individual's death.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, except when Israel acts as fiscal agent with respect to a particular issue, information reporting requirements will apply to payments within the United States to non-corporate United States Bondholders of interest on a bond and, under certain circumstances, to the proceeds of the sale of a bond. Except when Israel acts as fiscal agent with respect to a particular issue, backup withholding will apply to those payments if the United States Bondholder (i) fails to provide an accurate taxpayer identification number (on an Internal Revenue Service ("IRS") Form W-9 or substantially similar form),
(ii) has failed to report all interest and dividends required to be shown on its federal income tax return or (iii) fails to certify, when required, that it is not subject to backup withholding.

     Non-United States Bondholders who provide the requisite certification (on an IRS Form W-8BEN or substantially similar form) are generally exempt from these withholding and reporting requirements, provided the payor does not have actual knowledge that the holder is a United States person. The proceeds of a disposition of a bond through a United States office of a broker generally will be subject to backup withholding and information reporting unless the Non-United States Bondholder certifies that it is a Non-United States Bondholder under penalties of perjury or otherwise establishes that it qualifies for an exemption. Information reporting (but not backup withholding) will apply to a Non-United States Bondholder who sells a bond through:

     - a non-United States branch of a United States broker, or

     - a non-United States office of a broker that is a controlled foreign corporation for United States purposes, that is a person 50% or more of whose income is effectively connected with a United States trade or business for a specified period, or that is a foreign partnership with certain connections with the United States, in either case unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if such broker has actual knowledge that the payee is a United States person.

     Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against the holder's United States federal income tax liability if the required information is properly furnished to the IRS.

                              PLAN OF DISTRIBUTION

     Israel has entered into an Underwriting Agreement with Development Corporation for Israel. The principal terms of the Underwriting Agreement with DCI are as follows:

     - DCI is the sole and exclusive underwriter of the bonds in the United States and has agreed to use its best efforts to sell the bonds.

     - DCI will receive a commission at a rate to be determined from time to time by Israel and DCI. The amount of the fee will not exceed 6% of the purchase price of the bonds sold.

     - DCI will pay all fees and expenses to brokers or dealers who assist in the sale of the bonds. DCI may allow reasonable concessions on commissions to brokers and dealers who are regularly engaged in the securities business.

     - DCI will use its best efforts to sell as many of the bonds as it can; however, there is no assurance that all the bonds will be sold.

     Israel will pay all charges, expenses and fees in connection with the issuance of the bonds, the registration of the bonds under the applicable federal and securities laws, the preparation, printing, authentication, delivery, publication and distribution of prospectuses, newspaper prospectuses, advertising, literature, collection of subscriptions, public presentations, maintenance of complete and accurate records of all bond transactions, official visits of State representatives, any payments to the fiscal agent pursuant to any fiscal agency agreement or in conformity with its provisions, all taxes and stamps required in connection with the sale of the bonds, and all payments to be made to DCI employees' pension funds.

     This prospectus and the prospectus supplement relating to a particular issue of bonds may also be available in electronic format on the Internet website maintained by DCI at www.israelbonds.com. Customer Information Forms and Investment Forms will also be available to print from the DCI website. Customer Information Forms and Investment Forms must be printed, completed and returned to DCI, and may not be submitted electronically. Other than this prospectus, and the prospectus supplement relating to a particular issue, any information on the website is not part of the prospectus, has not been approved or endorsed by Israel or DCI and should not be relied upon by investors.

                              OFFICIAL STATEMENTS

     Information included herein and in the Registration Statement which is identified as being derived from a publication of Israel or one of its agencies or instrumentalities or the Bank of Israel is included on the authority of such publication as a public official document of Israel or the Bank of Israel. All other information herein and in the Registration Statement is included as a public official statement made on the authority of the Director General of the Ministry of Finance of Israel, in his official capacity.

                             VALIDITY OF THE BONDS

     The validity of the bonds will be passed upon for Israel by Arnold & Porter, New York, New York and Washington, D.C., United States counsel to the State of Israel, and by the Legal Advisor to the Ministry of Finance of the State of Israel. As to all matters of Israeli law, Arnold & Porter may rely on the opinion of the Legal Advisor to the Ministry of Finance. All statements with respect to matters of Israeli law in this prospectus have been passed upon by the Legal Advisor to the Ministry of Finance and are made upon her authority.

                                  DEBT RECORD

     Israel has never defaulted on the payment of principal, maturity amount or interest on any of its internal or external indebtedness.

              JURISDICTION; CONSENT TO SERVICE AND ENFORCEABILITY

     The State of Israel is a foreign sovereign government. Consequently, it may be difficult to sue Israel or to collect upon a judgment against Israel. Israel will irrevocably agree not to assert any defense based on immunity, including foreign sovereign immunity, from jurisdiction to which it might otherwise be entitled in any action arising out of or based on the bonds which may be instituted by the owner of any bonds of any issue in any federal court in the Southern District of New York, any state court in the City of New York or in any competent court in Israel.

     Israel has appointed the Chief Fiscal Officer for the Western Hemisphere of the Ministry of Finance of the Government of Israel in New York, New York, as its authorized agent upon whom process may be served. This appointment is limited to any action arising out of or based on the bonds that the owner of any bonds may institute in any federal court in the Southern District of New York or any state court in the City of New York. The appointment will be irrevocable until Israel pays all amounts due or to become due on or in respect of all the bonds issuable under the fiscal agency agreement. If for any reason the authorized agent ceases to be able to act as Israel's authorized agent or no longer has an address in New York, Israel will appoint another person in New York as its authorized agent.

     The Chief Fiscal Officer for the Western Hemisphere is not the agent for service for actions under the United States federal securities laws or state securities laws and Israel's waiver of immunity does not extend to such actions. Because Israel has not waived its sovereign immunity in connection with any action arising out of or based on United States federal or state securities laws, it will not be possible to obtain a United States judgment against Israel based on such laws unless a court were to determine that Israel is not entitled under the Foreign Sovereign Immunities Act of 1976 to sovereign immunity with respect to such actions. Under the laws of Israel, assets of Israel are immune from any form of execution.

                           AUTHORIZED REPRESENTATIVE

     The Authorized Representative of the State of Israel in the United States of America is the Consul and Chief Fiscal Officer for the Western Hemisphere, Ministry of Finance of the State of Israel, whose address is 800 Second Avenue, 17th Floor, New York, New York 10017.

                                    PART II

                                    EXPENSES

     The following is an estimate of the fees and expenses of the State of Israel in connection with the offering of the bonds that are the subject of this Registration Statement:

Securities and Exchange Commission filing fee...............  $161,800
Costs of printing and preparing the Registration Statement,
  prospectus and other documents............................  $ 30,000*
Legal fees..................................................  $ 25,000*
Blue sky and legal investment memoranda fees and expenses...  $ 10,000*
Miscellaneous...............................................  $ 10,000*
Total.......................................................  $236,800*
                                                              ========

---------------

* Estimated

                                  UNDERTAKINGS

     The Registrant hereby undertakes:

          (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the Prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that Israel shall not be required to file a post-effective amendment otherwise required by (i) and (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement.

          (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the bonds offered therein, and the offering of such bonds at that time shall be deemed to be the initial bona fide offering thereof.

          (c) To remove from registration by means of a post-effective amendment any of the bonds being registered which remain unsold at the termination of the offering.

          (d) That, for purposes of determining any liability under the Securities Act of 1933, each filing of Israel's Annual Report on Form 18-K or amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the bonds offered thereby, and the offering of such bonds at that time shall be deemed to be the initial bona fide offering thereof.

                      AGREEMENT TO PROVIDE LEGAL OPINIONS

     Israel hereby agrees to furnish copies of the opinions of the Legal Advisor to the Ministry of Finance, as required, in amendments to this Registration Statement or in any report filed under the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this Registration Statement.

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement consists of:

          1.  Facing sheet.

          2.  Part I, consisting of the Prospectus.

          3.  Part II, consisting of pages numbered II-1 through II-4.

          4.  The following Exhibits:

             (1) Form of proposed Underwriting Agreement.

             (2) Master Fiscal Agency Agreement, dated February 16, 2001, between the State of Israel and the Bank of New York.

             (3) Opinion of the Legal Advisor to the Ministry of Finance of the State of Israel.

             (4) Opinion of Arnold & Porter.

             (5) The consent of the Legal Advisor to the Ministry of Finance of the State of Israel (included as part of Exhibit 4(3)).

             (6) The consent of Arnold & Porter (contained in Exhibit 4(4)).

             (7) The consent of the Ministry of Finance.

                            SIGNATURE OF REGISTRANT

     Pursuant to the requirements of the United States Securities Act of 1933, Israel has duly caused this Registration Statement to be signed on its behalf by the undersigned, who are duly authorized to execute the foregoing in their official capacity as Consul and Chief Fiscal Officer for the Western Hemisphere and Deputy Chief Fiscal Officer for the Western Hemisphere, respectively, of the Ministry of Finance of the State of Israel.

                                          STATE OF ISRAEL

                                          By:       /s/ HARRY LANGMAN
                                            ------------------------------------
                                                       Harry Langman
                                            Consul and Chief Fiscal Officer for
                                                             the
                                                     Western Hemisphere
                                                    Ministry of Finance

                                          By:      /s/ YARON NEUDORFER
                                            ------------------------------------
                                                      Yaron Neudorfer
                                            Deputy Chief Fiscal Officer for the
                                                     Western Hemisphere
                                                    Ministry of Finance

New York, New York
March 21, 2003